Exhibit (a)(5)(iii)

Employee Stock Programs

Offer to Purchase Qualcomm Stock- Employee FAQ’s

What did Qualcomm announce today?

As part of its previously announced $30 billion stock repurchase program, Qualcomm is conducting a tender offer to purchase up to $10 billion worth of shares of its outstanding common stock, at a price not less than $60.00 nor greater than $67.50 per share (the final price, as determined according to the terms of the offer, is referred to as the “Final Purchase Price”).

Am I eligible to participate in the offer?

The offer is open to all holders of Qualcomm stock, including employees.

Does Qualcomm recommend that I tender my shares in the offer?

Our Board of Directors has authorized us to make the offer as part of a larger stock repurchase program authorized by the Board. However, none of Qualcomm, the members of our Board of Directors or management makes any recommendation to you as to whether you should tender or refrain from tendering your Qualcomm shares or as to the purchase price or purchase prices at which you may choose to tender your shares. We cannot predict how Qualcomm’s stock will trade after the expiration of the offer, and it is possible that our stock price will trade above the Final Purchase Price after the expiration of the offer. You must make your own decision as to whether to tender your Qualcomm shares and, if so, how many Qualcomm shares to tender and the purchase price or purchase prices at which you will tender them.

What information is being furnished to Qualcomm employee stockholders who hold shares in a Stock Plan account at E*TRADE?

E*TRADE will provide stockholders with the following information either by email or regular mail depending on your account preference settings:

•                  Offer to Purchase

•                  Letter of Transmittal

•                  Cover letter containing a control number and instructions for tendering your Qualcomm shares in the offer

How do I tender Qualcomm shares held in my E*TRADE Stock Plan account?

You can respond to the offer electronically at www.reorgaction.com (using the control number provided in the communication from E*TRADE), and if you have any open orders, such as a standing limit order, to sell Qualcomm shares that you now want allocated towards the tender offer, you will need to cancel your open orders before submitting your Qualcomm shares for the tender as instructed on www.reorgaction.com.  DO NOT COMPLETE THE LETTER OF TRANSMITTAL.  IT IS BEING SENT FOR INFORMATIONAL PURPOSES ONLY.  YOU CANNOT USE IT TO TENDER SHARES HELD IN YOUR E*TRADE ACCOUNT.

As an alternative, you can tender Qualcomm shares in your E*TRADE Stock Plan account by contacting  E*TRADE stock plans customer service at 1-800-838-0908 (US) or 650-599-0125 (non-US). This will allow the E*TRADE customer service representative to confirm that you have no pending orders that will be unable to be fulfilled once you tender your Qualcomm shares.

What is the deadline to tender my Qualcomm shares in my E*TRADE Stock Plan account?

The expiration of the offer is midnight New York City time on August 27, 2018. In order to properly fulfill your instructions, E*TRADE has requested that you reply by August 23, 2018. However, Qualcomm may choose to amend, extend or terminate the offer at any time under certain circumstances and subject to applicable laws. If the offer to purchase is extended, the acceptance of any shares that have already been tendered will be delayed and you will not receive payment for your Qualcomm shares until after the offer and any extensions to the offer expire.

How will I know if the offer has been extended or amended?

Qualcomm will announce any extensions by issuing a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date.  If the terms of the offer are amended, Qualcomm will make a public announcement of the amendment and file a Schedule TO-I with the U.S. Securities and Exchange Commission (“SEC”) describing the amendment. You will not receive an additional notice from E*TRADE of the extension to the offer. Notice of the extension of the offer will also be posted on Qualcomm’s Investor Relations website.

If I tender my Qualcomm shares, what happens to those Qualcomm shares in my E*TRADE account?

Once you tender your Qualcomm shares, you will not be able to sell those tendered Qualcomm shares unless you first withdraw your Qualcomm shares from the offer. Any future orders with respect to tendered shares will not be able to be fulfilled. Employees who hold Qualcomm shares in a Stock Plan account will no longer see tendered Qualcomm shares in their online E*TRADE account. The tendered Qualcomm shares will, however, appear in the monthly activity statement for their account. Employees who hold Qualcomm shares in a Personal Brokerage Account will be able to see the tendered Qualcomm shares.

You will not receive payment for tendered Qualcomm shares until promptly after the expiration of the offer and all extensions of the offer. Qualcomm will not pay any interest on this payment regardless of when you tender your Qualcomm shares and whether there is any extension of the offer.

If I tender my shares, am I guaranteed that they will be accepted for purchase by Qualcomm at a specified price?

No.  You may select the price at which you are willing to tender your shares, within the range set by Qualcomm. The final price Qualcomm will pay in the offer will be determined by Qualcomm and is referred to as the “Final Purchase Price” (see “What is the Final Purchase Price?” below).  Only shares properly tendered prior to the offer expiration at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the offer at the Final Purchase Price, upon the terms and subject to the conditions of the offer, including the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase.  We will pay the Final Purchase Price for all shares purchased in the offer (less any applicable withholding taxes and without interest) — even if the shares were tendered at a lower price - but we will not purchase any shares tendered at prices higher than the Final Purchase Price.  Under no circumstances will interest be paid on the purchase price for the shares, regardless of any delay in making such payment.

Can I elect to receive whatever purchase price is determined in the offer?

Yes. You may specify that you are willing to sell your Qualcomm shares to us at the Final Purchase Price (which could result in you receiving a purchase price per share as low as $60.00).  In that case, your shares will be deemed to be tendered at the minimum price of $60.00 per share for purposes of determining the Final Purchase Price. You should understand that this election may effectively lower the Final Purchase Price and could result in your shares being purchased at the minimum price of $60.00 per share, a price that is below the last reported sale price of Qualcomm shares on NASDAQ on July 30, 2018, the last full trading day before we commenced the offer.

What is the Final Purchase Price?

The Final Purchase Price will be the lowest single purchase price, not greater than $67.50 nor less than $60.00 per share, that will allow Qualcomm to purchase $10 billion in value of shares, or a lower amount depending on the number of shares properly tendered and not properly withdrawn. Qualcomm will pay the Final Purchase Price for all shares purchased in the offer (less any applicable withholding taxes and without interest). Shares tendered at prices in excess of the Final Purchase Price and shares not purchased because of proration or conditional tenders will be returned to the tendering stockholders promptly following the offer expiration date.

How do I withdraw previously tendered Qualcomm shares?

If you have already tendered Qualcomm shares, you may withdraw those Qualcomm shares from the offer by contacting E*TRADE customer service at 1-800-387-2331 in the US or +1 678-624-6210 from outside the US prior to the expiration of the offer (and any extensions). You should allow several business days for your previously tendered Qualcomm shares to be withdrawn and deposited back into your E*TRADE account. Withdrawn Qualcomm shares may be re-tendered prior to the expiration of the offer (and any extensions) by contacting E*TRADE customer service. Please note that in order to properly fulfill your tender instructions E*TRADE may require you to provide your instructions to them several days before the offer expiration date (or the expiration date of any extension to the offer).

Will I receive an additional offer notice for Qualcomm shares that are delivered to my E*TRADE account as a result of option exercises, RSU vests or ESPP purchases between now and the closing of the offer?

No. E*TRADE will not provide an additional offer notification for additional Qualcomm shares that are contributed to your account between now and the closing of the offer. You should contact E*TRADE customer service at 1-800-387-2331 in the US or +1 678-624-6210 from outside the US to provide instructions for those Qualcomm shares if you have previously tendered Qualcomm shares from your E*TRADE account.

Can I tender stock options in the offer?

No. We are not offering to purchase outstanding stock options as part of the offer and any tenders of stock options will not be accepted.  If you are a holder of vested options, you may exercise your vested options and tender any Qualcomm shares issued upon such exercise. You must exercise your options sufficiently in advance of the offer expiration date to receive your shares in order to tender. Please be aware that an exercise of an option cannot be revoked, even if the shares you receive upon exercising your option are not purchased in the offer for any reason.

Can I tender unvested RSUs in the offer?

No. Only Qualcomm shares may be tendered. Of course, you may tender any Qualcomm shares that you own as a result of the vesting of RSUs prior to the expiration of the offer and any extensions of the offer.

If I decide not to tender, what will happen to my Qualcomm shares?

If we complete the offer, stockholders who do not participate in the offer will automatically increase their relative percentage ownership interest in Qualcomm (as a result of a reduction in the total number of Qualcomm shares outstanding) and its future operations at no additional cost to them.

If I tender my Qualcomm shares, when do I receive the proceeds?

If your shares are accepted by Qualcomm in the offer, you will receive payment for tendered Qualcomm shares after the expiration of the offer including any and all extensions of the offer. All proceeds from the offer will be deposited into your E*TRADE account. For US participants, once the proceeds are deposited, they can be (i) used for any retail activity, (ii) wired to your personal bank account or (iii) sent via check/ACH disbursement. For non-US participants, the proceeds can be wired to your personal bank account or you can choose to receive proceeds via check. Non-US participants will need to contact E*TRADE customer service (+1 678-624-6210 from outside the US) to initiate the disbursement process. Check disbursements are not available in all countries and is not the recommended method to receive proceeds, especially for non-US participants. Wire instructions can be added to your account profile at any time to expedite the disbursement. If a disbursement is requested in a foreign currency, exchange rate fees will apply.  (Employees in China PRC are required to repatriate proceeds to a designated account under the State Administration of Foreign Exchange (SAFE) registration.  The repatriated proceeds will be distributed to employees through their local payroll.)

What are the advantages and disadvantages of responding to the offer?

You must make your own decision as to whether to tender your Qualcomm shares in the offer and, if so, how many Qualcomm shares to tender and the purchase price or purchase prices at which you will tender them. None of Qualcomm, our Board of Directors or management makes any recommendation in this regard. In making your decision, you should consult your own financial and tax advisors, and read carefully and evaluate the information contained in the Offer to Purchase, the related Letter of Transmittal and other information relating to the offer that Qualcomm files with the SEC. You should be aware that the tax consequences of participating in the offer may be different than the tax consequences of selling your Qualcomm shares in the open market.  You are urged to consult your own tax advisor as to the particular tax consequences to you of participating in the offer.  Qualcomm cannot provide any individual tax advice.

Can I tender a portion of my shares?

Yes, if you tender a portion of your shares, they will be allocated on a first in first out (FIFO) basis for tax purposes.  Therefore, the shares you’ve held the longest will be tendered first.  This allocation will determine your cost basis for the shares tendered and whether they are classified as long or short-term capital gains (but see “What are the tax consequences if I participate in the offer?” below).

Will I have to pay brokerage commissions if I tender my shares?

While there are no brokerage fees or commissions, E*TRADE charges a $38 USD flat fee for corporate actions such as tender offers.

What are the tax consequences if I participate in the offer?

Generally, if you are a “U.S. Holder”, your receipt of cash from us in exchange for Qualcomm shares you tender will be a taxable transaction for United States federal income tax purposes. The cash you receive for your tendered shares will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the shares purchased by us or as a distribution from us in respect of shares. You are urged to review Section 13 of the Offer to Purchase for a more detailed discussion of the tax treatment of the offer, and to consult your own tax advisor as to the particular tax consequences to you of the offer. If you are a non-U.S. Holder, you may be subject to withholding on payments to you at a rate of 30% of the gross proceeds paid, unless you establish an entitlement to a reduced rate of withholding. Non-U.S.

Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

If I do not want to participate in the offer, is there anything I need to do?

No.  If you do not want to tender your Qualcomm shares in the offer, you do not need to take any action.

Questions?

Any questions or requests for assistance regarding the Offer to Purchase may be directed to the Information Agent at the telephone number and address set forth below.

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 800-561-2871

Email: QCOM@Georgeson.com

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Qualcomm common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Qualcomm common stock or any other securities. Qualcomm has filed a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer is only being made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Qualcomm files with the SEC at the SEC’s website at www.sec.gov or from Qualcomm’s website at www.qualcomm.com. In addition, free copies of these documents may be obtained by contacting Georgeson LLC, the information agent for the Offer, toll free at (800) 561-2871.